GREENBERG TRAURIG, LLP
MetLife Building
200 Park Avenue
New York, New York 10166

March 20, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:     Integrated BioPharma, Inc.
Preliminary Information Statement on Schedule 14C

Ladies and Gentlemen:

On behalf of Integrated BioPharma, Inc., a Delaware corporation (the “Company”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 101(a)(1)(iii) of Regulation S-T, one complete copy of the Company’s Preliminary Information Statement on Schedule 14C (the “Information Statement”).

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to me at (212) 801-6752.

Very truly yours,

/s/ Andrew H. Abramowitz

Andrew H. Abramowitz

Enclosures

cc:     E. Gerald Kay